Dreyfus Investment Funds
- Dreyfus/The Boston Company Small/Mid Cap Growth Fund

Registration No. 811-04813

Sub-Item 77M and 77Q1(g)

During the reporting period ended March 31, 2010, Dreyfus/The Boston Company Small/Mid Cap Growth Fund (the “Acquiring Fund”), a series of Dreyfus Investment Funds, was the surviving entity of a reorganization with Dreyfus Discovery Fund (the “Acquired Fund”), a series of Dreyfus Funds, Inc.

On October 28-29, 2009, the Boards of Dreyfus Investment Funds and Dreyfus Funds, Inc. considered the reorganization and approved an Agreement and Plan of Reorganization (the “Plan”) providing for the transfer of all assets, subject to liabilities, of the Acquired Fund in exchange for the Acquiring Fund’s shares having an aggregate net asset value of the Acquired Fund’s shares as described below (the “Reorganization”).

At a Special Meeting of Shareholders of the Acquired Fund held on March 26, 2010, shareholders of the Acquired Fund voted to approve the Plan with respect to their Fund. The votes of the Acquiring Fund’s shareholders were not solicited since their approval or consent was not required for the Reorganization.

After the close of business on April 29, 2010, the Reorganization of the Acquired Fund was consummated with respect to its Plan. Holders of Class A, Class C and Class I shares of the Acquired Fund received Class A, Class C and Class I shares of the Acquiring Fund (with holders of Class B and Class F shares of the Acquired Fund to receive Class A shares of the Acquiring Fund), respectively, in each case in an amount equal to the aggregate net asset value of their respective investment in the Acquired Fund at the time of the Reorganization. The Acquired Fund distributed such Acquiring Fund shares among its respective shareholders, and thereafter was terminated as a series of Dreyfus Funds, Inc.

A copy of the Plan was filed on December 3, 2009 as part of the Acquiring Fund’s Registration Statement under the Securities Act of 1933, as amended, on Form N-14.